SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-1

                             AMENDMENT NO. 2 TO THE
                             TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                               NTS-PROPERTIES III
                                (Name of Issuer)

                                    ORIG, LLC
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E100
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                    ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                  July 27, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)


 -------------------------------------------------------------------------------

                               AMENDMENT NO. 2 TO
                    TENDER OFFER STATEMENT ON SCHEDULE 14D-1
                                (FINAL AMENDMENT)
                                  INTRODUCTION

         This Amendment No. 2 dated December 16, 1999 supplements and amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on July 27, 1999 (the "Original Statement") by ORIG, LLC, a Kentucky limited liability company (the "Bidder") regarding the offer of NTS-Properties III and the Bidder (collectively, the "Offerors") to purchase in the aggregate up to 1,000 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated July 27, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the original terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on October 29, 1999. With a notice sent to Limited Partners on October 22, 1999 and a Press Release dated October 25, 1999 the Offerors announced their intention to extend the Expiration Date of the Offer to December 8, 1999. Amendment No. 1 to the Original Statement, reflecting these changes, was filed on October 26, 1999. As of December 8, 1999 a total of 938 Interests were properly tendered pursuant to the Offer. Pursuant to the terms of the Offer, NTS Properties III repurchased the first 500 Interests, and the Bidder purchased the remaining 438 Interests. By Press Release dated December 16, 1999, the Offerors announced: (i) that the Offer had terminated as of December 8, 1999, as originally scheduled; and (ii) the final results of the Offer.

         This Amendment constitutes the final amendment to the Original Statement in accordance with General Instruction D to Schedule 14D-1. This amendment is intended to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to all securities acquired by the Bidder pursuant to the Offer.

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         1)       Names of Reporting Persons, I.R.S. Identification Nos.of Above
                  Persons (entities only): ORIG, LLC ("ORIG")

--------------------------------------------------------------------------------

         2)       Check  the  Appropriate  Box  if a  Member  of  a  Group  (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------

         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): WC
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: ORIG, LLC is a Kentucky limited liability company.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  ORIG beneficially owns 1,686 of the limited partnership interests in NTS-Properties III (the "Partnership"). (1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 13.2%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):   00
--------------------------------------------------------------------------------




         (1) ORIG disclaims beneficial ownership of 588 of these Interests consisting of: (i) 546 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); (ii) five Interests owned by the General Partner; (iii) seventeen Interests owned by Mr. J.D. Nichols; and (iv) twenty Interests owned by Barbara Nichols, Mr. Nichols' wife. Barbara Nichols is the sole limited partner of Ocean Ridge. Mr. Nichols is the Chairman of the Board of the corporate general partner of Ocean Ridge.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): J.D. Nichols
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: J.D.Nichols is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount Beneficially Owned by Each Reporting  Person:
                  J.D.Nichols beneficially owns 1,686 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 13.2%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Nichols disclaims beneficial ownership of 681 of these Interests, consisting of: (i) 546 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) twenty Interests owned by Barbara Nichols; and (iv) 110, or 10%, of the Interests owned by ORIG.

--------------------------------------------------------------------------------


         1) Names of Reporting Persons, I.R.S. Identification Nos.of Above Persons (entities only): Brian F.Lavin
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
--------------------------------------------------------------------------------


         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: Brian F. Lavin is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  Brian F. Lavin beneficially owns 1,686 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 13.2%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Lavin disclaims beneficial ownership of 1,576 of these Interests, consisting of: (i) 546 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) seventeen Interests owned by Mr. Nichols; (iv) twenty Interests owned by Barbara Nichols; and (v) 988, or 90%, of the Interests owned by ORIG.

Item 6.  Interest in Securities of the Subject Company.
-------------------------------------------------------

          Reference is hereby made to cover pages 3-5 hereto, which are incorporated herein by reference.

         Except for the purchase of 938 Interests for $250 per Interest by the Offerors as of December 8, 1999 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Ocean Ridge, BKK, ORIG, Mr. Nichols or Mr. Lavin, the Bidder or any other associate or subsidiary of any such person.

Item 11.  Material to be Filed as Exhibits.
-------------------------------------------

            The response to Item 11 of the Schedule 14D-1 is hereby supplemented and amended as follows:

         (a)(8)  Press Release by the Offerors dated December 16, 1999.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 16, 1999               ORIG, LLC, a Kentucky limited liability
                                         company

                                         By:        /s/ J. D. Nichols
                                                    ----------------------------
                                                    J.D. Nichols,
                                                    Its:     Managing Member


                                         J. D. NICHOLS

                                         /s/ J. D. Nichols
                                         -----------------
                                         J.D. Nichols


                                         BRIAN F. LAVIN

                                         /s/ Brian F. Lavin
                                         ------------------
                                         Brian F. Lavin

                                    EXHIBITS

Exhibit
Number                                        Description
------                                        -----------
(a)(8)              Press Release by the Offerors dated December  16, 1999

                                                                  Exhibit (a)(8)









             Press Release by the Offerors dated December 16, 1999.

      NTS-PROPERTIES VI AND ORIG, LLC ANNOUNCE EXPIRATION OF TENDER OFFER

         Louisville, Kentucky December 16, 1999. NTS Properties III announced today that the issuer tender offer for up to 1,000 Limited Partnership Interests in NTS-Properties III, which commenced on July 27, 1999, was amended on October 26, 1999, and expired on December 8, 1999.

         The final results of the Offer are as follows: As of December 8, 1999, a total of 938 Interests were tendered pursuant to the Offer. NTS-Properties III repurchased 500 Interests at a price of $250 per Interest, pursuant with the amended Offer; ORIG, LLC purchased 438 Interests at a price of $250 per Interest. Limited Partners whose Interests were purchased as of December 8, 1999 were granted rescission and withdrawal rights through the expiration date of December 8, 1999.




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